B. Riley Principal 150 Merger Corp.

299 Park Avenue, 21st Floor

New York, NY 10171

June 21, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	B. Riley Principal 150 Merger Corp.
Registration Statement on Form S-4
Filed on January 7, 2022, as amended
File No. 333-262047

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, B. Riley Principal 150 Merger Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:30 p.m. Eastern Time, on June 21, 2022, or as soon as practicable thereafter.

Please call Era Anagnosti of White & Case LLP at (202) 637-6274 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Era Anagnosti, White & Case LLP